

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

November 19, 2015

Shaike Orbach
Chief Executive Officer
Silicom Ltd.
8 Hanagar Street
Kfar Sava 4442537, Israel

   Re: **Silicom Ltd.**
     Form 20-F for Fiscal Year Ended December 31, 2014
     Filed March 24, 2015
     File No. 000-23288

Dear Mr. Orbach:

  We have reviewed your November 12, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2015 letter.

Form 20-F for Fiscal Year Ended December 31, 2014

Operating and Financial Review and Prospects

Operating Results, page 40

1. Please refer to our prior comment 1. While we note, for example, that the company does not believe the 3.2% net change in sales is material; the offsetting increases and decreases contributing to the net change appear to have a materially impacted your sales. Thus, to the extent you have material offsetting changes occurring, such as your decrease in revenues during the period ended June 30, 2015, which was offset by increased revenues due to your acquisition of Fiberblaze, please tell us your consideration to discuss and quantify the individual offsetting factors that materially impact the various

line items discussed. The forgoing also applies to the various changes noted in your expense line items related to the Fiberblaze acquisition. Refer to Section III.D of SEC Release No. 33-6835.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding this comment. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services